Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

September 16, 2010

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on September 16, 2010.

Item 4	Summary of Material Change

Gammon Gold Revises Cost Guidance Downward and Confirms Production Guidance at Ocampo, Reports Preliminary Production and Cash Costs for July and August and Will Present at the Denver Gold Forum on September 21, 2010

Item 5	Full Description of Material Change

Gammon is pleased to report that, as a result of strong operational performance at the Ocampo mine, the Company is reducing its cost guidance for 2010. Total Ocampo cash costs for 2010 are now expected to be between $410 and $435 per gold equivalent ounce(1) (down from previous guidance of $425 to $450). All dollar amounts reported are in U.S. dollars unless otherwise indicated.

Gammon is also pleased to confirm its 2010 production guidance. The Company expects the Ocampo mine to produce between 100,000 and 110,000 ounces of gold and 4.40 and 4.95 million ounces of silver, or 180,000 to 200,000 gold equivalent ounces(1). Prior to the suspension of operations in early June, production from El Cubo in 2010 was 20,596 gold equivalent ounces(1) at total cash costs of $755 per gold equivalent ounce(1).

In addition, the Company provides preliminary production results from the Ocampo mine for July and August, 2010.

“Ocampo continues to perform well with most key performance metrics nearing or exceeding targeted levels in July and August, despite an unusually difficult rainy season. Particularly encouraging is the performance of the underground mine where in July and August we averaged more than 1,600 tonnes per day, exceeding our targeted level of 1,500 tonnes per day. Underground development also continues to exceed targeted levels as we realize the positive impact of the additional workforce that was redeployed from our El Cubo mine in late June. In July and August, underground development averaged over 2,200 metres per month.” stated René Marion, President and Chief Executive Officer. He continued, “The positive results reported from Ocampo, resulting in continued reductions in cash costs, continue to demonstrate the potential of this asset. This supports our recent strategy of increasing our land position by more than 323% in the highly prospective Ocampo – Pinos Altos area through the acquisition of the Venus and Los Jarros Properties.”

Ocampo Production Highlights – July and August, 2010

  For July and August the Ocampo mine reported production of 18,261 gold ounces and 794,531 silver ounces, or 32,707 gold equivalent ounces(1) (30,316 gold equivalent ounces, using the realized gold-to-silver ratio of 66:1).

  Total cash costs for July and August at Ocampo were $407 per gold equivalent ounce(1) ($439 per gold equivalent ounce, using the realized gold-to-silver ratio of 66:1). Utilizing Ocampo’s silver revenues as a by-product cost credit, total cash costs were negative $82 per gold ounce. Year to date Ocampo total cash costs are $421 per gold equivalent ounce(1) ($454 per gold equivalent ounce, using the realized gold-to-silver ratio of 66:1). Utilizing Ocampo’s silver revenues as a by-product cost credit, total cash costs are negative $32 per gold ounce.

Ocampo Production and Total Cash Costs
Production	July and August	2010 YTD
Gold Ounces Produced	18,261	65,079
Silver Ounces Produced	794,531	2,822,346
Gold Equivalency Rate (Realized)	66	66
Gold Eq. Ounces Produced (Realized)	30,316	108,224
Gold Eq. Ounces Produced (55:1)(1)	32,707	116,395
Total Cash Costs(3)
Cash Costs per Gold Eq. Ounce (Realized)(2)	$439	$454
Cash Costs per Gold Eq. Ounce (55:1)(1)(2)	$407	$421
Cash Costs per Gold Ounce(2)	$(82)	$(32)
(1)	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

(2)	Cash costs for the period have not been finalized and are subject to adjustment

(3)	Total cash costs is a non-GAAP measure financial measure that the Company uses to assess its performance. Total cash costs per ounce do not have any standardized meaning under GAAP. See “Non- GAAP Financial Measures” in the Company’s Management’s Discussion and Analysis for the second quarter, 2010.

Gammon to Present at the Denver Gold Forum

Gammon advises that the Company will be making a presentation at the Denver Gold Forum on Tuesday, September 21, 2010 at 8:30 am Mountain Time / 10:30 am Eastern Time.

Gammon’s presentation will be webcast live and can be accessed through the following link: http://www.gowebcasting.com/conferences/2010/09/20/denver-gold-forum/day/2. The presentation will also be posted on the Company’s corporate website and can be accessed at www.gammongold.com.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine. Gammon also recently signed a Definitive Agreement to acquire the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
President and Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
(416) 646-3825	(902) 468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 and 2011 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 and 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further improvements to silver recoveries resulting from improvements to the Ocampo mill and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

September 16, 2010